BB

04004383

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL
OMB Number: 3235-0123
Expires: October 31, 2004
Estimated average burden
hours per response......12.00

SEC FILE NUMBER
8-16177

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-03 (MM/DD/YY) AND ENDING 12-31-03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Schoff & Baxter, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

203 Washington Street
(No. and Street)

Burlington (City) IA (State) 52601 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code -- Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Theobald, Donohue & Thompson, P.C.
(Name - if individual, state last, first, middle name)

204 N Main (Address) Mt Pleasant (City) IA (State) 52641 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 3 0 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Harry Y. Baxter, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Schoff & Baxter, Inc., as of December 31st, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

EDDIE D HART
Notarial Seal - Iowa
Commission # 702953
My Commission Expires 4-28-06

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SCHOFF & BAXTER, INC.

Financial Statements

December 31, 2003 and 2002

Theobald Donohue & Thompson, P.C.

SCHOFF & BAXTER, INC.

Contents

Theobald, Donohue & Thompson, P.C.
Practical Applications, Innovative Results

204 North Main
Mt. Pleasant, IA 52641
(319) 385-9718
Fax (319) 385-2612

www.tdtpc.com

Additional Offices:
Centerville
Fairfield
Marshalltown
Oskaloosa
Ottumwa
Pella
Sigourney

Independent Auditors' Report

Board of Directors and Stockholder
Schoff & Baxter, Inc.
Burlington, Iowa

We have audited the accompanying statements of financial condition of Schoff & Baxter, Inc. as of December 31, 2003 and 2002 and the related statements of income and accumulated deficit, changes in stockholder's equity and cash flows for the years ended December 31, 2003 and 2002 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Schoff & Baxter, Inc. as of December 31, 2003 and 2002, and results of its operations and its cash flows for the years respectively then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1, 2, 3 and 4 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Theobald, Donohue & Thompson, P.C.

Mt. Pleasant, Iowa
February 20, 2004

SCHOFF & BAXTER, INC.

Statements of Financial Condition
December 31, 2003 and 2002

	2003	2002
Assets		
Cash in bank	$ 15,781	56,232
Cash and securities segregated under federal and other regulations	13,711	1,122
Deposits with clearing organizations and others	20,000	20,000
Employee advances	33,110	33,110
Receivables from brokers and dealers	18,288	43,820
Receivable from stockholder	7,050	5,750
Interest receivable	130	-
Prepaid rent	-	8,397
Prepaid dues and subscriptions	3,987	6,058
Prepaid insurance	582	1,136
Marketable securities owned, at market value	4,437	6,717
Membership in exchange, owned at cost	-	11,500
Property and equipment at cost, less accumulated depreciation of $76,954 and $69,315, respectively	25,865	32,504
Total assets	$ 142,941	226,346

Liabilities and Stockholder's Equity

	2003	2002
Liabilities:		
Accounts payable	$ 30,272	37,567
Accrued expenses	14,988	14,932
Total liabilities	45,260	52,499
Stockholder's equity:		
Common stock	112,500	112,500
Paid in capital	378,370	277,670
Accumulated deficit	(393,189)	(216,323)
Total stockholder's equity	97,681	173,847
Total liabilities and stockholder's equity	$ 142,941	226,346

See accompanying notes to financial statements.

SCHOFF & BAXTER, INC.

Statements of Income and Accumulated Deficit
For the Years Ended December 31, 2003 and 2002

	2003	2002
Operating income:		
Commissions – commodities	$ 40,903	52,760
Commissions – securities	106,445	808,795
Commissions – certificates of deposit	4,900	9,292
Commissions – mutual funds	101,976	183,828
Commissions – insurance	18,263	32,484
Interest, dividends, and rent received	2,227	11,324
Net dealer inventory and investment gain (loss)	17,537	(9,260)
Total operating income	292,251	1,089,223
Operating expenses:		
Advertising	4,737	5,326
Broker fees	31,801	21,897
Clearing fees	40,818	110,004
Commissions	-	609,805
Consulting	-	8,850
Contributions	-	900
Depreciation	7,639	9,360
Dues and subscriptions	6,617	7,404
Option errors	-	(517)
Insurance	20,367	41,060
Interest	1,670	2,893
Legal and accounting	64,051	77,648
Meals and entertainment	-	379
Office operations	9,552	17,098
Postage	3,377	9,792
Rent	22,989	101,495
Salaries	206,243	142,039
Simplified employee pension plan	-	4,803
Social security and unemployment tax	14,060	38,367
Taxes – other	6,382	6,846
Telephone and technologies	28,814	82,575
Total operating expenses	469,117	1,298,024
Net income (loss)	(176,866)	(208,801)
Accumulated deficit – beginning	(216,323)	(7,522)
Accumulated deficit – ending	$ (393,189)	(216,323)

See accompanying notes to financial statements.

SCHOFF & BAXTER, INC.

Statements of Changes in Stockholder's Equity
For the Years Ended December 31, 2003 and 2002

	2003	2002
Common stock balance at January 1	$ 112,500	112,500
Paid in capital	277,670	106,670
Retained earnings balance at January 1	(216,323)	(7,522)
Stockholder's equity at January 1	173,847	211,648
Net income (loss)	(176,866)	(208,801)
Dividends	-	-
Additional paid in capital	100,700	171,000
Balance at December 31	$ 97,681	173,847
Balance December 31, consisted of:		
Common stock	$ 112,500	112,500
Paid in capital	378,370	277,670
Retained earnings	(393,189)	(216,323)
Total	$ 97,681	173,847

See accompanying notes to financial statements.

SCHOFF & BAXTER, INC.

Statements of Cash Flows
For the Years Ended December 31, 2003 and 2002

	2003	2002
Cash flows from operating activities:		
Net income (loss)	$ (176,866)	(208,801)
Adjustments to reconcile net income (loss) to net cash flows provided (used) by operating activities:		
Depreciation	7,639	9,360
Gain on sales	(14,730)	-
Noncash contribution	-	400
Change in receivables	25,532	17,556
Change in interest receivables	(130)	-
Change in prepaid expenses	11,022	4,907
Change in securities	(2,891)	50,389
Change in accounts payable	(7,295)	5,306
Change in accrued expenses	56	(16,109)
Net cash provided (used) by operating activities	(157,663)	(136,992)
Cash flows from investing activities:		
Cash proceeds from furniture and fixtures	-	987
Cash proceeds from sale of membership in exchange	27,000	-
Cash proceeds from sale of securities	4,401	-
Cash paid for furniture and fixtures	(1,000)	(327)
Net cash provided (used) by investing activities	30,401	660
Cash flows from financing activities:		
Cash used from notes payable	-	(30,708)
Cash used from stockholder receivable	(1,300)	(5,750)
Additional paid in capital	100,700	171,000
Net cash provided (used) by financing activities	99,400	134,542
Net change in cash	(27,862)	(1,790)
Cash balance – beginning	57,354	59,144
Cash balance – ending	$ 29,492	57,354

See accompanying notes to financial statements.

SCHOFF & BAXTER, INC.

Notes to Financial Statements
December 31, 2003 and 2002

Note 1 – Accounting Policies

Organization and Nature of Business

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers (NASD). The Company is an Iowa Corporation that has an office in Burlington, Iowa and a California office in Los Angeles. In 2003 the Company closed their Los Angeles, California office.

Business Activity

Customers' securities and commodities transactions are recorded on a settlement date basis with related commission income and expenses recorded on a trade date basis. Securities and commodities transactions of the Company are recorded on a trade date basis. Marketable securities are valued at market value. The resulting difference between cost and market (or fair value) is included in income.

Commissions

Commissions and related clearing expenses are recorded on a trade date basis as securities transactions occur.

Income Taxes

Schoff & Baxter, Inc. has elected to be taxed as a Subchapter "S" corporation. Therefore, corporate net income and tax credits are passed through to the shareholder's tax return. Thus, Schoff & Baxter, Inc. has no tax liability for income tax on December 31, 2003 and 2002.

Depreciation

Depreciation is provided on a straight-line basis using estimated lives of five to ten years. Leasehold improvements are amortized over the economic useful life of the improvement.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

SCHOFF & BAXTER, INC.

Notes to Financial Statements (Continued)
December 31, 2003 and 2002

Note 2 – Cash and Securities Segregated Under Federal and Other Regulations

Cash has been segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission at December 31, 2003 and 2002 of $13,711 and $1,122, respectfully.

Note 3 – Receivable From and Payable to Broker-Dealers and Clearing Organizations

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2003 and 2002, consist of the following:

	2003 Receivable	2003 Payable	2002 Receivable	2002 Payable
Fees and commissions receivable/payable	$ 18,288	-	43,820	-
Payable to clearing broker	-	-	-	-

Note 4 – Receivable From and Payable to Customers

Accounts receivable from and payable to customers include amounts due on cash and margin transactions. Securities owned by customers are held as collateral for receivables. Such collateral is not reflected in the financial statements.

Note 5 – Securities Owned

Marketable securities owned as illustrated below:

	2003	2002
Corporate stock	$ 4,437	6,717

Note 6 – Property and Equipment

Equipment details are as follows:

	Life	Cost	Accumulated Depreciation	Net
2003				
Equipment	5-10 years	$ 63,744	51,364	12,380
Leasehold improvements	7-31.5 years	39,075	25,590	13,485
		$ 102,819	76,954	25,865
2002				
Equipment	5-10 years	$ 62,744	44,476	18,268
Leasehold improvements	7-31.5 years	39,075	24,839	14,236
		$ 101,819	69,315	32,504

Note 7 – Cash Flows Information

The Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents.

The Company did not have any noncash financing transactions in 2001.

Cash paid for interest for 2003 and 2002 was $1,670 and $3,109, respectively.

Note 8 – Common Stock

Common stock consists of 1,000 shares authorized, no par value stock of which 562 1/2 shares are issued and outstanding.

Note 9 – Pension Plans

The Company has a salary reduction simplified employee pension plan to which employees may participate after a minimum of three years of service. The employer contributes a 3% match of compensation to participants according to Internal Revenue Service regulations.

Note 10 – Financial Instruments With Off-Balance-Sheet Risk

In the normal course of business, the Company's customer activities involve the execution, and settlement of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

Note 11 – Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit-worthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter party.

SCHOFF & BAXTER, INC.

Notes to Financial Statements (Continued)
December 31, 2003 and 2002

Note 12 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company is also subject to the Commodity Futures Trading Commission's (CFTC's) minimum financial requirements (Regulation 1.17), which require that the Company maintain net capital, as defined, equal to 4 percent of customer funds required to be segregated pursuant to the Commodity Exchange Act, less the market value of certain commodity options, all as defined. At December 31, 2003, the Company had net capital of $26,085, which was $3,915 deficient of its required net capital of $30,000. The Company's net capital ratio was 1.15 to 1.

Note 13 – Pending Litigation

The Company has been named in two arbitration cases. The outcome of each case cannot be determined but is not expected to be material.

Note 14 – Paid in Capital

Paid in capital account for December 31, 2003 was as follows:

Balance at December 31, 2002	$ 277,670
Cash paid in by shareholder	100,700
Balance at December 31, 2003	$ 378,370

Note 15 – Long-Term Lease

The Company is under an operating lease for the annual rental of office space at December 31, 2003 and 2002, for $6,900 each year for the Burlington office. Future obligations over the primary terms of the Company's long-term lease as of December 31, 2003 are:

Year Ended	Amount
2004	$ 6,900
2005	6,900
2006	6,900
2007	6,900
2008	6,900

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition		97,681 [3480]
2.	Deduct ownership equity not allowable for Net Capital		[3490]
3.	Total ownership equity qualified for Net Capital		97,681 [3500]
4.	Add:		
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		0 [3520]
	B. Other (deductions) or allowable credits (List)		
	[3525A]	[3525B]	
	[3525C]	[3525D]	
	[3525E]	[3525F]	0 [3525]
5.	Total capital and allowable subordinated liabilities		97,681 [3530]
6.	Deductions and/or charges:		
	A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)	-70,723 [3540]	
	B. Secured demand note deficiency	[3590]	
	C. Commodity futures contracts and spot commodities - proprietary capital charges	[3600]	
	D. Other deductions and/or charges	[3610]	-70,723 [3620]
7.	Other additions and/or credits (List)		
	[3630A]	[3630B]	
	[3630C]	[3630D]	
	[3630E]	[3630F]	0 [3630]
8.	Net capital before haircuts on securities positions		26,958 [3640]
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):		
	A. Contractual securities commitments	[3660]	
	B. Subordinated securities borrowings	[3670]	
	C. Trading and investment securities:		
	1. Exempted securities	[3735]	

2. **Debt securities** [3733]

3. **Options** [3730]

4. **Other securities** [3734]

D. **Undue Concentration** [3650]

E. **Other (List)**

[3736A]	[3736B]
[3736C]	[3736D]
[3736E]	[3736F]
	0 [3736]

-872 [3740]

10. Net Capital — 26,086 [3750]

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)	3,017 [3756]
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)	30,000 [3758]
13.	Net capital requirement (greater of line 11 or 12)	30,000 [3760]
14.	Excess net capital (line 10 less 13)	-3,914 [3770]
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	21,560 [3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition — 45,260 [3790]

17. Add:

A. **Drafts for immediate credit** [3800]

B. **Market value of securities borrowed for which no equivalent value is paid or credited** [3810]

C. **Other unrecorded amounts (List)**

[3820A]	[3820B]
[3820C]	[3820D]
[3820E]	[3820F]

	0 [3820]	0 [3830]
19. Total aggregate indebtedness		45,260 [3840]
20. Percentage of aggregate indebtedness to net capital (line 19 / line 10)		% 174 [3850]

OTHER RATIOS

21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	% 0 [3860]

SCHEDULED WITHDRAWALS

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual	Name of Lender or Contributor	Insider or Outsider	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	Withdrawal or Maturity Date (MMDDYYYY)	Expect to Renew
_ [4600]	[4601]	[4602]	[4603]	[4604]	[4605]
_ [4610]	[4611]	[4612]	[4613]	[4614]	[4615]
_ [4620]	[4621]	[4622]	[4623]	[4624]	[4625]
_ [4630]	[4631]	[4632]	[4633]	[4634]	[4635]
_ [4640]	[4641]	[4642]	[4643]	[4644]	[4645]
_ [4650]	[4651]	[4652]	[4653]	[4654]	[4655]
_ [4660]	[4661]	[4662]	[4663]	[4664]	[4665]
_ [4670]	[4671]	[4672]	[4673]	[4674]	[4675]
_ [4680]	[4681]	[4682]	[4683]	[4684]	[4685]
_ [4690]	[4691]	[4692]	[4693]	[4694]	[4695]
		TOTAL $	0 [4699]		

Omit Pennies

Instructions Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

Withdrawal Code	Description
1	Equity Capital
2	Subordinated Liabilities
3	Accruals
4	15c3-1(c)(2)(iv) Liabilities

Schoff & Baxter, Inc.
December 31, 2003

Schedule 4

STATEMENT OF CHANGES

STATEMENT OF C: AN :ES IN OWNERSHIP EQUITY
(SCLE PROPRIETORSH: ', P .RTNERSHIP OR CORPORATION)

1.	Balance, beginning of period		173,847 [4240]
A.	Net income (loss)		-176,866 [4250]
B.	Additions (includes non-conforming capital of	100,700 [4262])	100,700 [4260]
C.	Deductions (includes non-conforming capital of	[4272])	[4270]
2.	Balance, end of period (From item 1800)		97,681 [4290]

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3.	Balance, beginning of period	[4300]
A.	Increases	[4310]
B.	Decreases	[4320]
4.	Balance, end of period (From item 3520)	0 [4330]

Theobald, Donohue & Thompson, P.C.
Practical Applications, Innovative Results

204 North Main
Mt. Pleasant, IA 52641
(319) 385-9718
Fax (319) 385-2612

www.tdtpc.com

Additional Offices:
Centerville
Fairfield
Marshalltown
Oskaloosa
Ottumwa
Pella
Sigourney

Report on Requirements of Commodity Futures Trading Commission Regulations 1.16 and 1.17

Board of Directors and Stockholder
Schoff & Baxter, Inc.
Burlington, Iowa

In planning and performing our audits of the financial statements of Schoff & Baxter, Inc. for the years ended December 31, 2003 and 2002, we considered its internal control structure, including procedures for safeguarding customer and firm assets, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Corporation including tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16 in making the following;

1. The periodic computations of the minimum financial requirements pursuant to regulation 1.17

The management of the Company is responsible for establishing and maintaining a system of internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the CFTC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Regulation 1.16 lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any system of internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions, or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants.

A material weakness is a condition in which the design or operation of one or more of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matters involving the accounting system and its operation, that we consider to be material weaknesses as defined above. These conditions were considered in determining the nature, timing and extent of the procedures to be performed in our audit of the financial statements of the Corporation for the year ended December 31, 2003 and this report does not affect our report thereon dated February 20, 2004.

Accounting System – The Company sold certain California assets with no documentation in accordance with the sale. Since no money was received, the assets will be repossessed from the buyer.

Recommendation – All sales of Company assets should be documented and should be kept on file.

Management's Response – We will keep all documentation for our transactions on file.

Auditors' Conclusion – Every effort should be made to have proper documentation and a trail of the accounting records.

Net Capital Requirement – The Company has a net capital lower than the required $30,000 minimum as of December 31, 2003.

Recommendation – The Shareholder needs to contribute enough capital to keep the net capital above the required minimum.

Management's Response – We contributed capital as soon as we found the deficiency.

Auditors' Conclusion – Every effort should be made to maintain the minimum net capital.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the CFTC to be adequate for its purpose in accordance with Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, except for the material weakness mentioned in the preceding paragraph were adequate at December 31, 2003 and 2002 to meet the CFTC's objectives.

This report is intended solely for the use of management and the CFTC, and other regulatory agencies that rely on Regulation 1.16 of the CFTC, and should not be used for any other purpose.

Theobald, Donohue & Thompson, P.C.

Mt. Pleasant, Iowa
February 20, 2004

Theobald, Donohue & Thompson, P.C.
Practical Applications, Innovative Results

204 North Main
Mt. Pleasant, IA 52641
(319) 385-9718
Fax (319) 385-2612

www.tdtpc.com

Additional Offices:
Centerville
Fairfield
Marshalltown
Oskaloosa
Ottumwa
Pella
Sigourney

Report on Compliance with Rule 17a-5
of the Securities and Exchange Commission

Board of Directors and Stockholder
Schoff & Baxter, Inc.
Burlington, Iowa

In planning and performing our audit of the financial statements and supplemental schedules of Schoff & Baxter, Inc. for the year ended December 31, 2003 and 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examination, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However we noted the following matters involving the accounting system and its operation that we consider to be material weaknesses as defined above. These conditions were considered in determining the nature, timing and extent of the procedures to be performed in our audit of the financial statements of the Corporation for the year ended December 31, 2003 and this report does not affect our report thereon dated February 20, 2004.

Accounting System – The Company sold certain California assets with no documentation in accordance with the sale. Since no money was received, the assets will be repossessed from the buyer.

Recommendation – All sales of Company assets should be documented and should be kept on file.

Management's Response – We will keep all documentation for our transactions on file.

Auditors' Conclusion – Every effort should be made to have proper documentation and a trail of the accounting records.

Net Capital Requirement – The Company has a net capital lower than the required $30,000 minimum as of December 31, 2003.

Recommendation – The Shareholder needs to contribute enough capital to keep the net capital above the required minimum.

Management's Response – We contributed capital as soon as we found the deficiency.

Auditors' Conclusion – Every effort should be made to maintain the minimum net capital.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, except for the material weakness mentioned in the preceding paragraph, were adequate at December 31, 2003 and 2002 to meet the SEC's objectives.

This report is intended solely for the use of management and the SEC, and other regulatory agencies that rely on Rule 17a5(g) of the Securities Exchange Act of 1934 in the regulation of registered brokers and dealers, and should not be used for any other purpose.

Theobald, Donohue & Thompson, P.C.

Mt. Pleasant, Iowa
February 20, 2004

Theobald, Donohue & Thompson, P.C.
Practical Applications, Innovative Results

204 North Main
Mt. Pleasant, IA 52641
(319) 385-9718
Fax (319) 385-2612

www.tdtpc.com

Additional Offices:
Centerville
Fairfield
Marshalltown
Oskaloosa
Ottumwa
Pella
Sigourney

Reconciliation of Computation Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3 in the Audit Report with the Company's Corresponding Unaudited Most Recent Part II A Filing

Board of Directors and Stockholder
Schoff & Baxter, Inc.
Burlington, Iowa

Net capital balance per 12-31-03 IIA filing	$	26,086
No adjustments		-
Net capital balance per audit of 12-31-03 financial statement	$	26,086

Theobald, Donohue & Thompson, P.C.

Mt. Pleasant, Iowa
February 20, 2004

Theobald, Donohue & Thompson, P.C.
Practical Applications, Innovative Results

204 North Main
Mt. Pleasant, IA 52641
(319) 385-9718
Fax (319) 385-2612

www.tdtpc.com

Additional Offices:
Centerville
Fairfield
Marshalltown
Oskaloosa
Ottumwa
Pella
Sigourney

Computation for Determination of Reserve Requirement Pursuant to SEC 15c 3-3

Board of Directors and Stockholder
Schoff & Baxter, Inc.
Burlington, Iowa

The Company is exempt from SEC Rule 15c 3-3 under paragraph (k)(2)(ii) and accordingly is not required to make periodic computation of reserve requirements for the exclusive benefit of customers. The Company was in compliance with the conditions of the exemptions for the year ending December 31, 2003.

Theobald, Donohue & Thompson, P.C.

Mt. Pleasant, Iowa
February 20, 2004

Theobald, Donohue & Thompson, P.C.
Practical Applications, Innovative Results

204 North Main
Mt. Pleasant, IA 52641
(319) 385-9718
Fax (319) 385-2612

www.tdtpc.com

Additional Offices:
Centerville
Fairfield
Marshalltown
Oskaloosa
Ottumwa
Pella
Sigourney

Information Relating to Possession or Control Requirement Under SEC Rule 15c 3-3

Board of Directors and Stockholder
Schoff & Baxter, Inc.
Burlington, Iowa

The Company does not complete information for possession or control requirements under 15c 3-3 as they claim an exemption under paragraph (k)(2)(ii) – Customer transactions cleared through another broker dealer: RBC Dain Rauscher, Inc. SEC file number 8-045411.

Theobald, Donohue & Thompson, P.C.

Mt. Pleasant, Iowa
February 20, 2004